9/B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02054050

SEC FILE NUMBER
8- 49049

RECEIVED AUG 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL FUND MARKETING LIMITED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Argonaut House, 5 Park Road,
(No. and Street)

Hamilton HM 09, Bermuda
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael B Collins 441 292 7979
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lince Salisbury
(Name — *if individual, state last, first, middle name*)

Avenue House, St Julian's Avenue, St Peter Port, Guernsey, Channel Islands
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael B Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Fund Marketing Limited, as of 30 June 2002, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

F. CHESLEY WHITE
NOTARY PUBLIC
41 CEDAR AVENUE
HAMILTON
BERMUDA

Signature

M B Collins, President

Title

Notary Public


BERMUDA
REVENUE
$50


BERMUDA
REVENUE
$10



This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(Incorporated in Bermuda)

FINANCIAL STATEMENTS

30th JUNE, 2002

LINCE SALISBURY

Chartered Accountants

Avenue House,

St. Julian's Avenue,

St. Peter Port,

GUERNSEY

INTERNATIONAL FUND MARKETING LIMITED

(Incorporated in Bermuda)

THE COMPANY

DIRECTORS:	Michael B. Collins Beverly R Mathias
SECRETARY:	Susan A Williams
REGISTERED OFFICE:	Argonaut House, 5 Park Road, Hamilton HM 09, Bermuda
BANKERS:	The Bank of N. T. Butterfield & Son Limited, 65 Front Street, Hamilton HM 11 Bermuda
AUDITORS:	BKR Lince Salisbury Limited, Chartered Accountants, Avenue House, St. Julian's Avenue, St. Peter Port, Guernsey GY1 1WA

(Incorporated in Bermuda)

DIRECTORS' REPORT

The Directors present their report and the audited accounts of the Company for the year ended 30th June, 2002.

INCORPORATION

The company is registered in the Islands of Bermuda and has the status of a Bermuda Exempted Company.

RESULTS AND DIVIDEND

The results of the company are shown in the Statement of Income and Retained Earnings on page 4. An interim dividend of $10,201 was paid during the year. The Directors do not recommend the payment of a final dividend in respect of the year ended 30th June 2002 (2001: $250,000).

DIRECTORS' RESPONSIBILITIES

The Directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company as at the end of the financial year and of the income and retained earnings of the company for that period and are in accordance with applicable laws. In preparing those financial statements the Directors are required to select suitable accounting policies and then apply them consistently, make judgements and estimates that are reasonable and prudent and prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements have been properly prepared. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

DIRECTORS

The Directors of the Company as at 30th June, 2002 were:

Michael B. Collins
Beverly R. Mathias

AUDITORS

The Auditors, BKR Lince Salisbury Limited have indicated their willingness to continue in office.

By Order of the Board
M. B. Collins, Director

Argonaut House,
5 Park Road,
Hamilton HM 09
Bermuda

AUDITORS REPORT TO THE SHAREHOLDERS

We have audited the statement of net assets of International Fund Marketing Limited as at 30th June, 2002 the net capital statement, cash flow statement and the statements of income and changes in net assets for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing Standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at 30th June, 2002 and the results of its operations and the changes in its net assets for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Further we also confirm the following:

1. In accordance with the requirements of SEC Rule 17a - 5(d)(4), that the Audited Computation of Net Capital does not differ in total from the Unaudited Part 11A Focus Report which was submitted to the NASD for the quarter ending 30th June, 2002.

2. In accordance with the SEC Rule 17a - 5(j), that the audit of the accounts for the year ended 30th June, 2002 did not disclose any material inadequacies.

3. As at 30th June, 2002 International Fund Marketing Limited was exempt from the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 in terms of Provision (k)(2)(I) of the NASD Manual.

4. As at 30th June, 2002, International Fund Marketing Limited had no subordinated liabilities.

BKR Lince Salisbury Limited

BKR LINCE SALISBURY LIMITED
CHARTERED ACCOUNTANTS
REGISTERED AUDITORS

23rd August, 2002
Avenue House,
St. Julian's Avenue,
St. Peter Port,
Guernsey.

BALANCE SHEET AT 30th JUNE, 2002

(Expressed in United States Dollars)

	Note	2002 U.S.$	2001 U.S.$
ASSETS			
Unquoted Investments	3	126,152	99,178
Loan		205,197	205,197
Investment in Subsidiary	4	115,526	115,526
Loan to subsidiary		1,500	1,500
Accounts receivable		890	890
Cash at Bank		170,120	243,353
		$619,385	$665,644
LIABILITIES			
CURRENT LIABILITIES			
Accounts Payable		103,509	29,500
SHAREHOLDERS' EQUITY			
SHARE CAPITAL	5	12,000	12,000
RETAINED EARNINGS		503,876	624,144
		$515,876	$636,144
		$619,385	$665,644

See accompanying notes

On behalf of the Board.

M. B. Collins, Director

B. Mathias, Director

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED 30th JUNE 2002

(Expressed in United States Dollars)

	Note	2001 U.S.$	2001 U.S.$
INCOME			
Fees Received		1,372,326	2,009,557
Bank interest		3,282	9,628
Dividends received		34,172	
Gain on Exchange		9,334	-
		$1,419,114	$2,019,185
EXPENSES			
Representation and Marketing Fees - Subsidiary		1,067,604	937,475
Professional Fees		-	38,000
Legal Fees		18,230	1,556
Travelling		291,804	221,945
Salaries and consultancy fees		80,242	137,305
Administration		23,650	9,080
Secretarial Fees		3,600	3,600
Company Tax		1,780	1,738
Bank charges		1,638	1,248
Audit and Accountancy		29,490	22,679
Company Registration Costs		11,143	9,260
Loss on Exchange		-	707
		$1,529,181	$1,384,593
(DEFICIT)/NET INCOME		(110,067)	634,592
DIVIDEND PAID		10,201	250,000
		(120,268)	384,592
RETAINED SURPLUS BEGINNING OF YEAR		624,144	239,552
RETAINED SURPLUS END OF YEAR		$503,876	$624,144

See accompanying notes.

STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR ENDED 30th JUNE, 2002

(Expressed in United States Dollars)

	2002 U.S.$	2001 U.S.$
Net cash flow from operating activities.		
(Deficit)/Net income	(110,067)	634,592
(Increase)/decrease in receivables	-	(42)
	(110,067)	634,550
Increase/(Decrease) in payables	74,009	(11,092)
	(36,058)	623,458
Investment	(26,974)	(99,178)
Cash inflow before financing	(63,032)	524,280
FINANCING:		
Dividend	(10,210)	(250,000)
Decrease/(increase) in loan	-	66,800
(Distributon to shareholders)	-	(266,090)
Cash at bank - (Decrease)/Increase	$(73,242)	$74,990

STATEMENT OF MOVEMENTS IN SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 30th JUNE, 2002

	U.S.$	U.S.$
Shareholders' funds at 1st July, 2001	636,144	517,642
(Deficit)/Net income from operations for the year	(110,067)	634,592
(Distribution to shareholders)	-	(266,090)
Dividend	(10,201)	(250,000)
Shareholders' funds at 30th June, 2002	$515,876	$636,144

(Incorporated in Bermuda)

(Expressed in United States Dollars)

1. OPERATIONS

The Company was incorporated in Bermuda on 1st July, 1994 and earns its income through the receipt of investment commissions.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company follows general accepted accounting principles of the United States of America. Significant accounting policies are as follows:-

(a) Investment in Subsidiary

The investment in the Company's subsidiary is carried at cost.

(b) Unquoted Investments

These are shown at cost.

(c) Fees

The Company is entitled to receive fees in respect of investments in entities made by investors as a result of the Company's recommendation. Fees are brought to account when received.

(d) Consolidation

Consolidated accounts have not been prepared as in the opinion of the Directors no practical benefit would accrue to the members.

3. UNQUOTED INVESTMENTS

	2002	2001
	$	$
Bradshaw Asset Management Limited (2.36% shareholding)	49,178	49,178
Round Table Forum Limited (10% shareholding)	50,000	50,000
Apollo Advisers Limited (1% shareholding)	7,369	-
Lutyens da Cunya Limited (5 1/2% shareholding)	19,605	-
	$126,152	$99,178

Apollo Advisers Limited, Bradshaw Asset Management Limited and Lutyens da Cunya Limited are U.K. incorporated companies.

Round Table Forum Limited is a company incorporated in the Cayman Islands.

The directors consider the value of the investments to be not less than cost.

(Incorporated in Bermuda)

(Expressed in United States Dollars)

		2002	2001
4.	INVESTMENT IN SUBSIDIARY (WHOLLY OWNED)		
	International Fund Marketing (U.K.) Limited		
	At 30th June, 2001 and 2002		
	75,000 shares of £1 each at cost	$115,526	$115,526

The directors consider the value of the investment to be not less than cost.

5. SHARE CAPITAL

	2002	2001
Authorised, issued and fully paid		
12,000 shares of US$1.00 each par value	$12,000	$12,000

6. NET CAPITAL STATEMENT

	2002	2001
Total ownership equity	515,876	636,144
Deduct ownership equity not allowable for net capital	(449,265)	(422,291)
Total ownership equity qualified for net capital	$66,611	$213,853

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY

CFTC REGULATION 1.16

To the Board of Directors of International Fund Marketing Limited

In planning and performing our audit of the financial statements of International Fund Marketing Limited for the year ended 30th June, 2001, we considered its internal control structure, including procedures for safeguarding customer and company assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company that we considered relevant to the objectives stated in Regulation 1.16 in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the Commission.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorised use or disposition and that transactions are executed in accordance with management's authorisation and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.15 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding customer and company assets, that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY

CFTC REGULATION 1.16

To the Board of Directors of International Fund Marketing Limited

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report be considered by the Commission to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at 30th June, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Commodity Futures Trading Commission, and other regulatory agencies that rely on Regulation 1.16 of the Commodity futures Trading Commission and should not be used for any other purpose.

BKR Lince Salisbury Limited

BKR LINCE SALISBURY LIMITED
REGISTERED AUDITORS
CHARTERED ACCOUNTANTS

DATE: 23rd AUGUST, 2002